Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

NOMINATION OF NON-EMPLOYEE REPRESENTATIVE SUPERVISOR

China Life Insurance Company Limited (the “Company”) announces that on 23 August 2018, the board of supervisors of the Company (the “Board of Supervisors”) considered and approved the proposal in relation to the nomination of Mr. Tang Yong as a candidate for the Non-employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company. Such proposal shall be submitted to the shareholders’ general meeting of the Company for consideration and approval. The qualification of Mr. Tang Yong as a Supervisor is subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

The biographical details of Mr. Tang Yong are set out below:

Mr. Tang Yong, born in July 1972, is the Deputy General Manager of the Supervision Department of the Company, who is responsible for the daily operation of the Supervision Department. From October 2016 to August 2018, he served as an Assistant to the General Manager and the Deputy General Manager of the Human Resources Department of the Company. From 2011 to 2016, Mr. Tang Yong served as the Division Chief of the System Staff Management Division of the Human Resources Department, the General Manager of the Human Resources Department of Jiangxi Branch, and the Division Chief of the Planning Division of the Human Resources Department of the Company. From 2006 to 2011, he served as the Senior Supervisor and the Deputy Division Chief of the Organization Division, and the Deputy Division Chief of the System Staff Management Division of the Human Resources Department of the Company. From 2004 to 2006, he served as the Secretary at the level of battalion commander and the Secretary at the level of deputy regimental commander of the General Office of the General Political Department of the Chinese People’s Liberation Army. Mr. Tang Yong graduated from the Party School of the Central Committee of the Chinese Communist Party majoring in political science and law in December 1998 and from Tianjin Normal University majoring in Chinese language and literature in June 2006.

Mr. Tang Yong will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the Board of Supervisors. He is eligible for re-election upon expiry of his term. Mr. Tang Yong will not receive any supervisor’s fee from the Company but will receive corresponding remuneration in accordance with his position in the Company, including salary, bonus and allowance. The remuneration of Mr. Tang Yong is determined by reference to the relevant remuneration system of the Company.

Commission File Number 001-31914

Save as disclosed above, Mr. Tang Yong has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Tang Yong does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the nomination of Mr. Tang Yong that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 23 August 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Su Hengxuan
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie